Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ENTERS INTO A USD $185 MILLION COMMITTED FOUR-YEAR

UNSECURED TERM LOAN

December 19, 2018, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that it has entered into a USD $185 million committed four-year senior unsecured non-revolving term facility (the “Term Loan”). Through a cross currency interest rate swap, Granite has exchanged the principal and interest payments from the Term Loan for Euro denominated payments at an all-in 1.225% fixed interest rate. Granite intends to use the net proceeds from the Term Loan for general corporate purposes, including to fund development and property acquisitions.

Ilias Konstantopoulos, Granite’s CFO commented that “Further to the seven-year term loan previously announced on December 12, 2018, we are pleased to have sourced additional low cost and flexible debt capital from a syndicate of leading Canadian financial institutions that will further enable the execution of our strategy. Pro forma this four-year Term Loan and the seven-year term loan previously announced, Granite’s interest-bearing debt remains entirely unsecured, provides a natural and partial hedge to our European asset base and cash flows, has a weighted average cost of 2.18%, a weighted average term to maturity of 4.8 years and is entirely at a fixed rate of interest.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 investment properties representing approximately 33 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Kevan Gorrie, President and Chief Executive Officer, at 647-925-7500 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may

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include, among others, statements regarding the impact of the Term Loan, including Granite’s ability to execute on its strategy and the intended use of the proceeds and Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of the expected impact of the Term Loan or its intended use of proceeds as described herein or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 1, 2018 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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